UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB NUMBER: 3235-0101
Washington, D.C. 20549	Expires: FEBRUARY 28, 2014
Estimated average burden hours per response.........................1.00
FORM 144	SEC USE ONLY
DOCUMENT SEQUENCE NO.
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	CUSIP NUMBER

ATTENTION:	WORK LOCATION
Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS ID No.	(c) SEC File No.
Supertex Inc.	94-232-8535	000-12718
1 (d) ADDRESS OF ISSUER			(e) TELEPHONE
Street	City	State Zip Code	Area Code Number
1235 Bordeaux Drive	Sunnyvale	CA 94089	408-222-8888
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD		(c) RELATIONSHIP TO ISSUER	(d) ADDRESS Street, City, State, Zip Code
Elliott Schlam		Director	1235 Bordeaux Dr., Sunnyvale, CA 94089

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
Common stock	TD AMERITRADE		10,000	$191,500	12,671,761	08/30/2011	NASDAQ

INSTRUCTIONS:

1. (a)  Name of issuer

(b)  Issuer’s I.R.S. Identification Number

(c)  Issuer’s S.E.C. file number, if any

(d)  Issuer’s address, including zip code

(e)  Issuer’s telephone number, including area code

2 . (a)   Name of person for whose account the securities are to be sold

(b)  Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(c)   Such person’s address, including zip code

3 . (a)   Title of the class of securities to be sold

(b)  Name and address of each broker through whom the securities are intended to be sold

(c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f)   Approximate date on which the securities are to be sold

(g)  Name of each securities exchange, if any, on which the securities are intended to be sold

Potential  persons  who  are  to  respond  to  the  collection  of  information  contained  in  this  form  are  not required  to  respond  unless  the  form  displays  a  currently  valid  OMB  control  number.

SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common stock	08/30/2011	SAME-DAY-SALE EXERCISE	Supertex Inc	10,000	08/30/2011	Cash

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

August 29, 2011	/s/ Elliott Schlam
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The  notice  shall  be  signed  by  the  person  for  whose  account  the  securities  are  to  be  sold.   At  least  one  copyof  the  notice  shall  be  manually  signed.
Any  copies  not  manually  signed  shall  bear  typed  or  printed  signatures.

ATTENTION:  Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC  1147  (02-08)